

November 5, 2010

Mr. Haim Mayan
President and CEO
Infospi, Inc
1720 Harrison Street
18th Floor
Suite Penthouse A
Hollywood, FL 33020

> **Re:** **Infospi, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed May 14, 2010**
> **File No. 000-53104**

Dear Mr. Mayan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risks Related to our Common Stock, page 13

1. We note your disclosure in the risk factor on page 13 and on page 3 that, "as of the date of this Annual Report," you have 61,838,753 shares of common stock issued and outstanding. Considering your disclosure on page 26 that 5,567,324 shares were issued and outstanding as of December 31, 2009 and no equity issuances were disclosed in your Forms 10-Q for the quarter ended March 31, 2010 and June 30, 2010, please reconcile and revise your disclosures here and elsewhere throughout your Form 10-K as appropriate.

Report of Independent Registered Public Accounting Firm, page 24

2. We note you have included here and in your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010, audit reports issued by Cornell, Beall & Leigh LLC. It appears that neither John Beall nor the firm of Cornell, Beall & Leigh LLC is registered with Public Company Accounting Oversight Board ("PCAOB"). As such, please revise to include compliant audit reports issued by a PCAOB-registered public accounting firm or demonstrate to us how either John Beall or Cornell, Beall & Leigh LLC complied with such registration requirements. For details regarding the Commission's rules see http://www.sec.gov/rules/pcaob/34-48180.htm

3.   If the auditor was not registered with the PCAOB at the time of the audit, amend your Form 10-K to delete the audit reports signed by John Beall, mark all financial statements included in the 10-K as unaudited and disclose that the audit reports were deleted because they were not audited by a PCAOB-registered auditor. Engage a PCAOB-registered auditor to audit your financial statements and further amend your Form 10-K to file that auditor's report and the financial statements, as necessary. This guidance also applies to the Forms 10-Q for March 31, 2010 and June 30, 2010.

4. Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your PCAOB-registered auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 31, 2007) through December 31, 2009 in addition to the annual periods already included. Please amend your Form 10-K accordingly.

Statement of Changes in Stockholders' Equity, page 28 and
Note 4- Stockholder's Equity-Common Stock, page 31

5.   We note your disclosure in "Recent Sales of Unregistered Securities, page 17" that 28,571,429 shares were issued. Show us how such issuances of stock are reflected in your financial statements or revise your financial statements and disclosures as appropriate.

Notes to Financial Statements

General

6. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, the naming convention for all non-SEC accounting and financial reporting standards has been revised. Please revise any references to accounting standards accordingly.

Item 9A. Controls and Procedures, page 33

7. Please amend your form 10-K to include management's report on internal control over financial reporting in accordance with Item 308T of Regulation S-K.

8. Please tell us how the omission of management's report on internal control over financial reporting along with the other disclosure-related issues detailed in our comments herewith affect management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Changes in Internal Controls, page 33

9. We note your disclosure regarding the changes in internal controls subsequent to the date of the last evaluation. Please revise to specifically disclose any change in internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

Other Exchange Act Reports

10. Please revise your other Exchange Act reports (i.e. Forms 10-Q), as necessary, to comply with the comments above. Specifically, note our comment above related to audit reports issued by auditors not registered by the PCAOB.

11. We note the change in accountants from Stan J.H. Lee CPA to Cornell, Beall & Leigh LLC. As a result, an Item 4.01 Form 8-K was due within four business days of the occurrence of this change. Please file an Item 4.01 Form 8-K providing the

disclosures required by Item 304 of Regulation S-K immediately. In addition revise the disclosures under Item 9 of Form 10-K as appropriate.

Form 10-Q for the Quarter Ended June 30, 2010

Financial Statements

General

12. Please revise to present statement of operations and statement of cash flows data for the appropriate interim periods as required by Rule 8-03 of Regulation S-X. Please note that the presentation of statement of operations and statement of cash flows data for the years ended December 31, 2009 and 2008 is not required in your interim reports. In the case of this Form 10-Q, periods required to be presented would be (i) the 6 month interim period ended June 30, 2010, (ii) the 6 month interim period ended June 30, 2009 and (iii) the interim period from inception (December 31, 2007) to June 30, 2010.

Notes to Financial Statements

13. We note you have recorded development costs of $ 97,550. Describe to us the nature of the development costs and tell us why capitalization of such costs is appropriate. Please provide us the specific accounting literature that supports your accounting treatment. We may have further comments upon reviewing your response.

Item IV. Controls and Procedures

Management's Annual report on Internal Control Over Financial Reporting, page 19

14. We note you have voluntarily included management's report on internal control over financial reporting. Tell us why you believe management's report on the effectiveness of your internal control over financial reporting at March 31, 2010 should be included in your Form 10-Q for the quarter ended June 30, 2010. Alternatively, you can remove the management's report on internal control over financial reporting since it is not required in quarterly reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services